SECUF

17008726

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response.......12.00

SEC Mail Processing Section MAR 01 2017 Washington DC 406

SEC File Number
8-69452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Daley & Tang Securities LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
900 N. Michigan Avenue, Suite 1720
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Patrick Daley (312) 506-6950
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A
(No and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Patrick Daley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Daley & Tang Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Vice President & Co-COO
Title

Diane Laws
Notary Public

OFFICIAL SEAL
DIANE LAWS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/15/20

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Daley & Tang Securities LLC

We have audited the accompanying statement of financial condition of Daley & Tang Securities LLC (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Daley & Tang Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daley & Tang Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 9, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

DALEY & TANG SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	120,377
Other receivables		10,000
Prepaid expenses		200
TOTAL ASSETS	$	130,577

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable	$	3,000
Members' Capital	$	127,577
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	130,577

The accompanying notes are an integral part of this financial statement.

DALEY & TANG SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Daley & Tang Securities LLC (the "Company"), a limited liability company, was organized in the state of Delaware on February 19, 2014. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), effective July 2, 2015. The Company's principal business activity is raising capital for private investment funds.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined on a specific identification basis as a result of a case-by-case review of receivables. As of December 31, 2016, there was no allowance for doubtful accounts recorded for accounts receivable as the Company's management believes all amounts are fully collectible.

Revenue - Fees are recognized when the services are performed.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is affiliated, through common ownership and management, with Daley & Tang Partners LLC (DTP), TUR Partners LLC (TP), PRD Development Inc., Tur Holdings LLC and DJT Development LLC.

Pursuant to a management services agreement between the Company and DTP, the Company is to reimburse DTP for 50% of the compensation and related expenses incurred on the Company's behalf. Reimbursements ended in September 2016. No amounts are owed to DTP at December 31, 2016. The total amount paid to DTP for the year ended December 31, 2016 was $49,244.

Pursuant to an administrative services agreement between the Company and TP, the Company is to pay the TP a monthly administrative services fee equal to $3,625. Reimbursements ended in September 2016. No amounts are owed to TP at December 31, 2016. The total amount paid to TP for the year December 31, 2016 was $32,625.

The Company is also affiliated through common management with Credit Capital Investments LLC (CCI). All of the Company's consulting revenue was derived from CCI. At December 31, 2016, $10,000 is due from CCI.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and a net capital requirement of $117,377 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 2.6%.

NOTE 4 - INCOME TAXES

As a limited liability company, the Company has elected to file as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 5 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests. Additional information is included therein.

NOTE 6 – SUBSEQUENT EVENT

On January 9, 2017, FINRA approved the sale of 50% of the ownership in the Company from PRD Development, Inc. to Tang Media Partners Securities, LLC.